SECURITIES AND EXCHANGE COMMISSION

                        Washington, DC  20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                           (AMENDMENT NO. 5)

                           CBES Bancorp, Inc.
                            (Name of Issuer)

                COMMON STOCK, PAR VALUE $.01 PER SHARE
                     (Title of Class of Securities)


                               124794108
                            (CUSIP Number)


                            David H. Hancock
                        12498 South 71 Highway
                         Grandview, MO  64030
                              816-765-2200
        (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications)

                            DECEMBER 19, 2002
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].


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CUSIP NO. 124794108

1     Name of Reporting Person/SS or IRS Identification Number of
        Person:
          David H. Hancock
          ###-##-####

2     Check the Appropriate Box if a Member of a Group:
          (a) [  ]  (b) [  ]

3     SEC Use Only:

4     Source of Funds:
          N/A.

5     Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e):   [  ]

6     Citizenship or Place of Organization:
          United States Citizen

7     Sole Voting Power:
          -0- Shares

8     Shared Voting Power:
          -0- Shares

9     Sole Dispositive Power:
          -0- Shares

10    Shared Dispositive Power:
          -0- Shares

11    Aggregate Amount Beneficially Owned by Each Reporting Person:
          -0- Shares

12    Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares:  [  ]

13    Percent of Class Represented by Amount in Row (11):
          0.0%

14    Type of Reporting Person
          IN

ITEM 1.  SECURITY AND ISSUER

     This statement relates to CBES Bancorp, Inc. (the "Company"), common stock, par value $0.01 per share (the "Common Stock"). The principle and executive offices of CBES are located at 1001 North Jesse James Road, Excelsior Springs, MO 64024.

ITEM 2.  IDENTITY AND BACKGROUND

     The person filing this statement is David H. Hancock.  Mr.
Hancock's business address is 12498 South 71 Highway, Grandview, MO 64030. Mr. Hancock's present occupation is Chief Executive Officer of NASB Financial, Inc. ("NASB"), 12498 South 71 Highway, Grandview,
MO 64030.

     Mr. Hancock, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Mr. Hancock, during the past five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which caused him to be subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Mr. Hancock is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

        N/A.


ITEM 4. PURPOSE OF TRANSACTION

     On December 19, 2002, the Company announced the consummation of a merger (the "Merger") with a wholly-owned subsidiary of NASB (the "Acquisition Subsidiary") in which each outstanding share of Common Stock of the Company (including those formerly held by Mr. Hancock) were converted into the right to receive $17.50, in cash per share. The Joint Press Release announcing the Merger is attached to the Company's Form 8-K filing on December 23, 2002, which filing is incorporated herein by reference.


ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

     As of December 19, 2002, Mr. Hancock beneficially owned zero (0) shares of Common Stock, which represented zero percent (0%) of the Common Stock outstanding. As of December 19, 2002, Mr. Hancock had sole power to vote or to direct the vote of zero (0) shares and the shared power to vote or direct the vote of zero (0) shares. Mr. Hancock has sole power to dispose or to direct the disposition of zero (0) shares of Common Stock.

     Mr. Hancock has not conducted any transactions in the Common Stock during the past 60 days, other than those in the Merger.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
           None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
           None

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 27, 2002


/s/ David H. Hancock
David H. Hancock